Exhibit 99.1

IR-406

AIX Announces Changes to the Board of Directors and Management Team

GUANGZHOU, China, Nov. 22, 2024 (GLOBE NEWSWIRE) -- the board of directors (the “Board”) of AIX Inc. (Nasdaq: AIFU) (the “Company” or “AIX”), a leading independent technology-driven financial services provider in China, today announced that Mr. Ning Li has been appointed as Co-Chief Executive Officer and Executive Director of the Board, effective immediately.

Mr. Ning Li served as Executive Director from 2017 to 2022 and Chief Financial Officer from 2010 to 2022 at CNFinance Holdings Ltd. Prior to that, he served as a Financial Director at AIX Inc. from 2006 to 2009. He served as Financial Controller at China Textile Import & Export Group and a Financial Director in one of its foreign representative offices from 2001 to 2005, and General Manager at Beijing Obas International Freight Forwarding Co., Ltd. from 2005 to 2006. Mr. Li received his bachelor’s degree in accounting at University of International Business and Economics in China. He is a member of the Association of Chartered Certified Accountants.

Ms. Hang Suong Nguyen, Chairperson of AIX, expressed warm welcome to Mr. Li: “We are delighted to have Mr. Li Ning join our leadership team. His extensive experience in financial strategy and enterprise management will provide us valuable guidance. I look forward to working closely with him to drive the development and innovation of AIX.”

Mr. Ning Li, Co-CEO and Executive Director of AIX, stated: “I am thrilled to join AIX again and take on the role of Co-CEO and Executive Director. I am confident in the Company’s future and look forward to working with the team to achieve our long-term vision and goals. I believe that through our collective efforts, AIX will overcome challenges, seize new opportunities, and create greater value for our shareholders in the competitive market.”

About AIX Inc.

Established in Guangzhou in 1998 and listed on NASDAQ in 2007 (Nasdaq: AIFU), AIX Inc. is a leading independent financial services provider in China with strong technology capabilities and a commitment to empowering financial advisors and fostering sustained value creation for customers.

Our mission revolves around creating an inclusive and collaborative platform for independent financial advisors, as well as various insurance/financial sales organizations, enabling our partners to optimize their practices by offering them end-to-end business solutions spanning compliance, technology, products, services, operations, capital flow, and professional training.

AIX Inc. has built an extensive sales and service network in China. We provide 400 million middle-class families with insurance protection, wealth management, and value-added services throughout their lifecycle by collaborating with financial institutions and financial service providers, ensuring clients have access to a broad range of financial opportunities and personalized solutions.

For more information about AIX Inc., please visit https://ir.aifugroup.com

IR-406

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about AIX Inc. and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control including macroeconomic conditions in China. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and AIX Inc. undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although AIX Inc. believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by AIX Inc. is included in AIX Inc.’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

AIX Inc.

Investor Relations

Tel: +86 (20) 8388-3191

Email: ir@aifugroup.com